Mail Stop 0306

December 8, 2004

Sebastien Dufort
President
Voyager One, Inc.
859 West End Court, Suite 1
Vernon Hills, Illinois 60061

Re:	Voyager, Inc.
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed November 16, 2004
      File No. 333-118582

Dear Mr. Dufort:

      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary - Page 2
1. We note your response to comment 5. Please supplementally provide us with independent objective support for the industry data disclosed in this section. Please also tell us whether the Photo Marketing Association and Imerge Consulting Group have each consented to your use of the market data you cite in your prospectus and your associated references to them as the sources of that information and, if so, supplementally provide us with copies of those consents.
2. We note your response to comment 8. Please update the status of your product development efforts, including the development "of the final form factor product for testing in the fourth quarter."
3. Please clarify the phrases "final form factor," "co-branding" and
"bundling."

The Offering - Page 3
4. We note your response to comments 10 and 19.  The number of shares
to be registered for resale must be based on a good faith estimate of
the number of shares to be issued upon conversion of the
convertible
debentures; it may not simply be based on unsupportable
assumptions
or contractual agreements with investors. If your good faith estimate is that the debentures will be convertible based on a $2.50 closing bid price, then you may only register the number of shares that would be issuable upon such conversion based on the prescribed conversion price formula. If your good faith estimate is that the debentures will be convertible based on a lower closing bid price, then you may also register the additional number of shares that would be issuable given that lower price based on the prescribed conversion price formula. Regardless of the amount of your good faith estimate, please supplementally provide us with a detailed explanation of the basis for that estimate, and please revise so that the disclosures throughout your prospectus (including, in particular, your dilution disclosures and the disclosures in and preceding your selling stockholders table) are consistent with that estimate.

Shares Acquired in Financing Transaction with Voyager One - Page
16

Convertible Debentures Issued in Connection with Securities
Purchase
Agreement - Page 17
5. We note your revisions to this section and your disclosure that, under the terms of the Securities Purchase Agreement, Cornell Capital
Partners "can purchase up to $1,100,000 in convertible debentures from Voyager One." Please further revise your disclosure to clarify the nature and extent of Cornell Capital Partners` obligation to purchase the additional $575,000 in convertible debentures that have not yet been issued, including the anticipated timing of those additional investments. Please also clarify any circumstances under which Cornell Capital Partners would not be obligated to purchase the additional debentures.

Trey Resources, Inc. - Page 18
6. We note your disclosure that Trey Resources purchased $550,000 of the convertible debentures issued under the Securities Purchase Agreement from Cornell Capital Partners. We also note, however, that only $525,000 worth of convertible debentures appear to have been issued under the terms of the Securities Purchase Agreement. Please revise or advise.

Business - Page 20
7. We note your response to comment 33. Please tell us what consideration you have given to including a photograph or a sketch of your prototype product in your business section to aid investor understanding.

Expenses for the three months ended September 30, 2004 - Page 38 & Expenses for the years ended December 31, 2003 and 2002 - Page 38
8. We note your response to comment 44. Please expand your disclosure to describe the nature of all consulting services provided. Please also ensure that a summary of the material terms of each consulting agreement is included in the prospectus and that each consulting agreement is filed as an exhibit to your registration statement.

Financial Statements

Statements of Operations - page F-17
9. Please consider removing the statements of operations for the three-month periods ended September 30, 2004 and 2003, since Form SB-
2 does not require statements for these periods. If you continue to present the statements, you should revise the filing to also include a discussion of your results of operations for these periods in MD&A.

Note 1: Basis for Presentation - page F-20
10. The proposed revisions in response to our previous comment 60 do not address the intent of the comment. Paragraph 2.e of SFAS 148 requires specific disclosures in "Summary of Significant Accounting
Policies" or its equivalent, which in this case is the Basis For Presentation section. Please revise to include the information in the correct section of the filing.

11. In addition, revise this note to disclose the valuation method being used to determine the fair value of the options on the date of issuance. Disclose the significant assumptions used to estimate the fair values. See paragraph 47(d) SFAS 123.

Note 6: Notes Payable - page F-21
12. We note the conversion terms on your 12% notes payable to Messrs.
Byrne, Culberyon, Didanato, Jassey, Lamb, Mc Grain, and Prikos as well as the terms of your 6% note payable to Oberman include conversion rates that will reflect significant discounts from the market price of your stock on conversion date.
a) Tell us how you will account for the discounts.
b) Explain how you have evaluated the debt issuance for beneficial conversion features and the guidance in EITF 98-5 and 00-27.
c) Revise this note to address your planned accounting and the impact of any charges upon conversion.
Item 26.  Recent Sales of Unregistered Securities
13. We note your response to comment 62. However, it still does not appear that you have included the disclosures required by Item 701 of
Regulation S-B with respect to all sales of unregistered securities made during the past three years, including those issuances reflected on page F-18. Please revise as previously requested.

*          *          *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Louis Canant at 202-942-1897 or Brian Cascio at
202-942-1791 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at
(202) 942-1927 or me at (202) 924-7924 with any other questions.

      Sincerely,



							David Ritenour
							Special Counsel

cc (via fax): Philip E. Ruben, Esq.

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Voyager One, Inc.
December 8, 2004
Page 5